

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

David Baker
Chief Executive Officer
Vallon Pharmaceuticals, Inc.
Two Logan Square
100 N. 18th Street, Suite 300
Philadelphia, PA 19103

> **Re: Vallon Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 14, 2021**
> **File No. 333-249636**

Dear Mr. Baker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Selected Financial Data, page 9

1. Your historical net loss per share attributable to common stockholders, basic and diluted, and weighted average shares of common stock outstanding, basic and diluted, appear to have been retroactively restated for your 1 for 40 reverse stock split. As we previously indicated in comment 4 from our letter dated October 8, 2020, since your stock split will not occur until closing of the offering, you should provide pro forma earnings per share information rather than retroactively effecting the split. Please revise and provide a footnote that indicates how you have calculated your pro forma earnings per share information. Please also address this comment as it relates to your Selected Financial Data. Ensure that your other disclosures throughout the filing clearly state if they have

been revised to reflect the effect of the 1 for 40 reverse stock split, such as your disclosures presented within Management's Discussion and Analysis and Certain Relationships and Related Party Transactions.

Dilution, page 57

2. With reference to the table at the top of page 58, it is not clear that the total consideration and weighted average share price per share information for existing shareholders is correct. In this regard, the table does not show, as you indicate, that new investors will pay an average price per share substantially higher than your existing shareholders paid.

You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kaoru C. Suzuki, Esq.